File No. 70-10158

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form U-1
Pre-Effective Amendment No. 2
___________________________________

APPLICATION-DECLARATION
under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
___________________________________

Entergy Gulf States, Inc.
350 Pine Street
Beaumont, Texas 77701

(Name of company filing this statement and address
of principal executive offices)
___________________________________

Entergy Corporation
(Name of top registered holding company parent of each
applicant or declarant)
___________________________________

Joseph F. Domino President and Chief Executive Officer Entergy Gulf States, Inc. 350 Pine Street Beaumont, Texas 77701	Steven C. McNeal Vice President and Treasurer Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113

(Names and addresses of agents for service)
___________________________________

The Commission is also requested to send copies of any
communications in connection with this matter to:

Mark W. Hoffman, Esq. Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113 (504) 576-4257 (504) 576-4150 (fax)

The Application/Declaration is amended and restated in its entirety as follows:

Item 1. Description of Proposed Transaction.

1.1 Introduction.

This Application/Declaration seeks authorization and approval of the Commission with respect to the ongoing financing activities of Entergy Gulf States, Inc. ("EGSI") and the creation of specified types of new subsidiaries relating thereto.

1.2 Description of Entergy Gulf States, Inc.

EGSI, a Texas corporation, is a wholly-owned public utility subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act").

1.3 Description of EGSI's Current Financing Authority.

By order dated December 26, 2000 (HCAR No. 27318), , EGSI is authorized to engage in a program of external financing and related transactions through December 31, 2003 (the "Current Order"). Specifically, the Commission authorized EGSI to issue and sell, or arrange for the issuance and sale of, securities of the types set forth below having an aggregate value (calculated by principal amount in the case of debt and par value or initial offering price in the case of securities other than debt) not to exceed $2.2 billion: (i) first mortgage bonds, including first mortgage bonds of the medium term note series, (ii) debentures, (iii) preferred stock, preference stock and/or, through one or more special purpose subsidiaries, preferred securities, and/or (iv) tax-exempt bonds, including the possible issuance and pledge of first mortgage bonds, including first mortgage bonds of the medium term note series, as collateral security for such tax exempt bonds (the aggregate principal amount of which collateral securities was not included in the $2.2 billion referenced above).

1.4 Summary of Requested Approvals. EGSI requests approval for a program of external financing and other related proposals for the period through March 31, 2007 ("Authorization Period"), as follows:

              EGSI requests authority to issue and sell from time to time first mortgage bonds ("First Mortgage Bonds"), including first mortgage bonds of the medium term note series ("MTNs"), preferred stock ("Preferred Stock"), preference stock ("Preference Stock") unsecured long-term indebtedness ("Long-term Debt") and, directly or indirectly through one or more financing subsidiaries (as described in Item 1.4(iv) below), other forms of preferred or equity-linked securities ("Equity Interests"), in a combined aggregate amount of up to $2.0 billion;
              In connection with the issuance of Equity Interests, EGSI requests authority to issue Notes (as defined below) to the extent of the related issuance of Equity Interests and Equity Contribution (as defined below);
              EGSI requests authority to enter into arrangements for the issuance and sale from time to time of tax-exempt bonds ("Tax-exempt Bonds"), in an aggregate principal amount of up to $500 million, for the financing or refinancing of certain facilities eligible to be financed with tax exempt debt, such as sewage and/or solid waste disposal facilities, including the possible issuance and pledge of collateral securities (First Mortgage Bonds and/or MTNs issued as collateral security for such Tax-exempt Bonds) ("Collateral Securities") in a combined aggregate principal amount of up to $560 million (such $560 million is not included in the $2.0 billion referenced in (i) above); and
              EGSI requests authority (a) to acquire the equity securities of one or more Financing Subsidiaries (as defined below) and/or Special Purpose Subsidiaries (as defined below) and/or Partner Subs (as defined below), organized solely to facilitate financing as discussed below in Item 1.6, (b) to guarantee the securities issued by such Financing Subsidiaries and/or Special Purpose Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52, and (c) to have the Financing Subsidiaries and/or Special Purpose Subsidiaries pay EGSI, either directly or indirectly, dividends out of capital;

1.5 Description of Proposed Financing Program.

EGSI requests authority to issue and sell, from time to time during the Authorization Period, First Mortgage Bonds, MTNs, Long-term Debt, Preferred Stock, Preference Stock, and Equity Interests up to a combined aggregate principal amount of $2.0 billion and enter into arrangements for the issuance and sale of up to an aggregate principal amount of $500 million of Tax-exempt Bonds (including the possible issuance and pledge of up to an aggregate principal amount of $560 million of Collateral Securities, which $560 million is not included in the $2.0 billion referenced herein) on its behalf. EGSI's issuance of First Mortgage Bonds, MTNs, and Long-term Debt and its entering into arrangements for the issuance and sale of Tax-exempt Bonds is subject to its commitment that it will not issue securities pursuant to such authority if, as a consequence of such issuance, the common equity component of its capital structure would comprise less than 30% of its total consolidated capitalization (based upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K). EGSI's issuance of First Mortgage Bonds and MTNs and its entering into arrangements for the issuance of Tax-exempt Bonds secured by Collateral Securities are also subject to EGSI's commitment not to issue publicly any senior secured indebtedness that is rated by any nationally recognized statistical rating organization (as that term is defined in Item 1.7 below), unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, except for (1) new debt issued to refund or redeem existing debt that, if voluntarily refunded, is at a lower effective after-tax cost of money, (b) debt issued to replace currently maturing debt, or (c) privately placed debt.

Entergy contemplates that the First Mortgage Bonds, MTNs, Long-term Debt, Tax-exempt Bonds (including Collateral Securities, if any), Preferred Stock, Preference Stock and Equity Interests will be issued and sold directly to one or more purchasers in negotiated transactions or to one or more investment banking or underwriting firms or other entities who will resell such securities without registration under the Securities Act of 1933 (the "Securities Act") in reliance upon one or more applicable exemptions from registration thereunder, or to the public in transactions registered under the Securities Act either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents, acting either as agent or as principal, for resale to the public either directly or through dealers.

1.5.1 First Mortgage Bonds and MTNs. EGSI proposes to issue First Mortgage Bonds pursuant to its Indenture of Mortgage, dated as of September 1, 1926 (the "Indenture"), to Chase National Bank of the City of New York, as Trustee, to which JPMorgan Chase Bank is successor Trustee (the "Trustee"), as heretofore amended and supplemented by sixty-six Supplemental Indentures (each, a "Supplemental Indenture") and as may be supplemented by additional Supplemental Indentures (the Indenture as so amended and supplemented and as to be so amended and supplemented being hereinafter referred to as the "Mortgage"), each relating to one or more new series of First Mortgage Bonds. The First Mortgage Bonds and MTNs1 would be issued on the basis of unfunded net property additions and/or previously retired bonds, as permitted and authorized by the Mortgage. First Mortgage Bonds and MTNs (a) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (b) may be entitled to mandatory or optional sinking fund provisions, (c) may be issued at fixed or floating rates of interest, (d) may provide for reset of the coupon pursuant to a remarketing arrangement, (e) may be called from existing investors by a third party, (f) may be backed by a bond insurance policy and (g) will have a maturity ranging from one year to 50 years.

The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to First Mortgage Bonds of a particular series or MTNs of a particular sub-series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on First Mortgage Bonds or MTNs will not exceed at the time of issuance the greater of (a) 500 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over the London Interbank Offered Rate ("LIBOR") for the relevant interest rate period, if issued at a floating rate, and (b) a spread over U.S. Treasury securities or LIBOR, as the case may be, that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

In each Supplemental Indenture relating to a series of First Mortgage Bonds or sub-series of MTNs, EGSI may create a dividend covenant relating to its payment of common stock dividends.

1.5.2 Long-term Debt. EGSI, directly or through a Financing Subsidiary, also proposes to issue and sell from time to time long-term indebtedness. Long-term Debt of a particular series (a) will be unsecured, (b) may be convertible into any other securities of EGSI (except common stock), (c) will have a maturity ranging from one year to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may be issued at fixed or floating rates of interest, (g) may provide for reset of the coupon pursuant to a remarketing arrangement, and (h) may be called from existing investors by a third party.

The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on Long-term Debt will not exceed at the time of issuance the greater of (a) 500 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a spread over U.S. Treasury securities or LIBOR, as the case may be, that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

1.5.3 Preferred Stock, Preference Stock and Equity Interests. EGSI proposes to issue and sell shares of its Preferred Stock, Cumulative, $100 Par Value ("$100 Preferred"), Preferred Stock, Cumulative, without par value ("No Par Preferred") and Preference Stock, without par value ("No Par Preference"), as currently authorized by its Restated Articles of Incorporation, as amended ("Articles"). In accordance with the Articles, EGSI had authorized and unissued at June 30, 2003, 5,306,232 shares of $100 Preferred, 10,000,000 shares of No Par Preferred and 20,000,000 shares of No Par Preference. In addition to these denominations, if Preferred Stock shares with different denominations are likely to have a materially better market reception than shares of $100 Preferred, and it is not deemed appropriate to use No Par Preferred or No Par Preference shares, EGSI may issue and sell such series of Preferred Stock to underwriters for deposit with a bank or trust company ("Depositary"). The underwriters would then receive from the Depositary and deliver to purchasers, in a subsequent public offering, shares of depositary preferred stock, each share of which would represent a stated fraction of a share of the new series of $100 Preferred. EGSI also seeks to have the flexibility to issue Equity Interests directly or indirectly through one or more special-purpose Finance Subsidiaries (see Item 1.6 below) (including specifically, trust preferred securities).

Preferred Stock, Preference Stock or Equity Interests may be issued in one or more series with such rights, preferences and priorities, including those related to redemption, as may be designated in the instrument creating each such series, as determined by EGSI's board of directors or an officer authorized thereby. Preferred Stock, Preference Stock or Equity Interests may be redeemable or may be perpetual in duration. The dividend rate on any series of Preferred Stock or Equity Interests will not exceed at the time of issuance the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies. Dividends or distributions on Preferred Stock, Preference Stock or Equity Interests, each of which may be issued at fixed or floating dividend or distribution rates, will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods.

1.5.4 Tax-exempt Bonds (including Collateral Securities, if any). EGSI requests authority to enter into arrangements for the issuance by one or more governmental authorities (each, an "Issuer") on behalf of EGSI of up to $500 million in aggregate principal amount of Tax-exempt Bonds (including the possible issuance and pledge by EGSI of up to $560 million in aggregate principal amount of Collateral Securities, which $560 million is not included in the $2.0 billion referenced in Item 1.5 above), and EGSI proposes to enter into one or more leases, subleases, installment sale agreements, refunding agreements or other agreements and/or supplements and/or amendments thereto (individually and collectively, the "Facilities Agreement") with the respective Issuer(s) that will contemplate the issuance and sale by the Issuer(s) of one or more series of Tax-exempt Bonds in an aggregate principal amount of up to $500 million pursuant to one or more trust indentures and/or supplements thereto (individually and collectively, the "Indenture") between the Issuer(s) and one or more trustees. Pursuant to the terms of each Facilities Agreement, EGSI will be obligated to make payments sufficient to provide for payment by the Issuer(s) of the principal or redemption price of, premium (if any) and interest on, and other amounts owing with respect to the Tax-exempt Bonds, together with related expenses.

The proceeds of the sale of Tax-exempt Bonds, net of any underwriters' discounts and other expenses payable from proceeds, will be applied to financing, or refinancing tax-exempt bonds issued for the purpose of financing, certain EGSI facilities eligible to be financed with tax-exempt debt, including but not limited to sewage and/or solid waste disposal facilities (the "Facilities"). Pursuant to the terms of each Facilities Agreement, EGSI may commit to purchase, acquire, construct, install, operate and/or maintain the Facilities. In addition, pursuant to the terms of such Facilities Agreement, the respective Issuer(s) may acquire by purchase from EGSI the Facilities that EGSI will then repurchase from such Issuer(s).

The Tax-exempt Bonds of a particular series (a) will have a maturity ranging from one year to 50 years, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, (d) may be issued at fixed or floating rates of interest, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be called from existing investors by a third party, (g) may be backed by a municipal bond insurance policy, (h) may be supported by credit support such as a bank letter of credit and reimbursement agreement, (i) may be supported by a lien subordinate to the Mortgage on the Facilities related to such Tax exempt Bonds, and (j) may be supported by the issuance and pledge of Collateral Securities.

The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Tax-exempt Bonds of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on Tax-exempt Bonds will not exceed at the time of issuance the greater of (a) 400 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 400 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a spread over U.S. Treasury securities or LIBOR, as the case may be, that is consistent with similar securities of comparable credit quality and maturities issued on behalf of other companies.

1.6 Financing Subsidiaries and Special Purpose Subsidiaries.

EGSI requests authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries and/or Special Purpose Subsidiaries and/or Partner Subs, which would be organized specifically for the purpose of facilitating the issuance of Equity Interests which would be reported by EGSI on its financial statements or the footnotes relating thereto. EGSI represents that it has in place sufficient internal controls to enable it to monitor the creation and use of any such entities.2

No Financing Subsidiary or Special Purpose Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any "utility asset," as that term is defined under the Holding Company Act.

1.6.1 Financing Subsidiaries. EGSI proposes to acquire all of the outstanding shares of common stock or other equity interests of one or more Financing Subsidiaries. The financing subsidiaries to be so organized are herein referred to individually as a "Financing Subsidiary" and collectively as the "Financing Subsidiaries." In connection with such financing transactions, EGSI may enter into one or more guarantee or other credit support agreements in favor of a Financing Subsidiary.

EGSI has heretofore created one direct special purpose financing subsidiary pursuant to the authority contained in the Commission's order dated January 16, 1996 (HCAR No. 26451) in order to increase tax efficiencies. Any Financing Subsidiary or Special Purpose Subsidiary organized by EGSI pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary or Special Purpose Subsidiary, will likely result in tax savings, increased financial flexibility, increased access to capital markets and/or lower cost of capital for EGSI.

1.6.2 Special Purpose Subsidiaries. In connection with the issuance of certain types of Equity Interests, EGSI and/or a Financing Subsidiary proposes to organize one or more separate special purpose subsidiaries as any one or any combination of (a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Delaware or other jurisdiction considered advantageous by EGSI, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Delaware or other jurisdiction considered advantageous by EGSI, (c) a business trust under the Business Trust Act of the State of Delaware or other jurisdiction considered advantageous by EGSI, or (d) any other domestic entity or structure that is considered advantageous by EGSI. The special purpose subsidiaries to be so organized are herein referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries." In the event that any Special Purpose Subsidiary is organized as a limited liability company, EGSI or a Financing Subsidiary may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Delaware or other jurisdiction ("Partner Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests in order to comply with any requirement under the applicable law that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, EGSI or a Financing Subsidiary also may organize a Partner Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Partner Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will have a limited partner to the extent required by applicable law.

EGSI, a Financing Subsidiary and/or a Partner Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount not less than the minimum required by any applicable law (i.e., the aggregate of the equity accounts of such Special Purpose Subsidiary) (the aggregate of such investment by EGSI, a Financing Subsidiary and/or a Partner Sub being referred to herein as the "Equity Contribution"). EGSI and/or a Financing Subsidiary may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, unsecured subordinated debentures, unsecured promissory notes or other unsecured debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Equity Interests by it from time to time to purchase Notes. Alternatively, EGSI and/or a Financing Subsidiary may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to EGSI and/or a Financing Subsidiary both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of Equity Interests by such Special Purpose Subsidiary from time to time, and EGSI and/or such Financing Subsidiary will issue to such Special Purpose Subsidiary Notes evidencing such borrowings. The Financing Subsidiary or the Special Purpose Subsidiary will then transfer (directly or indirectly) such proceeds to EGSI resulting in its payment of dividends out of capital to EGSI. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would generally be designed to parallel the terms of the Equity Interests to which the Notes relate (the maximum principal amount of such Notes will not exceed the aggregate of the related Equity Contribution and Equity Interests).

EGSI or any Financing Subsidiary also proposes to guarantee solely in connection with the issuance of Equity Interests by a Special Purpose Subsidiary (i) payment of dividends or distributions on such securities by the Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefor, (ii) payments to the holders of such securities due upon liquidation of such Special Purpose Subsidiary or redemption of the Equity Interests of such Special Purpose Subsidiary, and (iii) certain additional amounts that may be payable in respect of such Equity Interests. Alternatively, EGSI may provide credit support for any such guarantee that is provided by a Financing Subsidiary.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of Equity Interests issued by such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation preference of such Equity Interests plus any accrued and unpaid dividends or distributions.

The constituent instruments of each Special Purpose Subsidiary will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Equity Interests from time to time and the lending to a Financing Subsidiary or Partner Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities.

The amount of any long-term debt or preferred securities issued by any Finance Subsidiary shall be counted against any limitation on the amounts of similar types of securities that EGSI may issue directly, as set forth in this Application/Declaration (see Item 1.5 above) or in any other Application/Declaration that may be filed in the future, to the extent that EGSI guarantees such securities.

    EGSI's Representations

EGSI hereby makes the following representations:

(i) EGSI represents that at all times during the Authorization Period, EGSI and Entergy will each maintain common equity of at least 30% of total capitalization3 (based upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K); and

(ii) EGSI represents that no guarantees or other securities will be issued in reliance upon the authorization that may be granted by the Commission in accordance with this Application/Declaration, unless (1) the security to be issued, if rated, is rated investment grade; (2) all outstanding securities of EGSI (except for preferred stock or preferred securities) that are rated are rated investment grade; and (3) all outstanding securities of Entergy that are rated are rated investment grade (collectively, the "Investment Grade Ratings Criteria"). EGSI's preferred stock and preferred securities are not rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by Moody's Investors Service, Standard & Poor's, Fitch Ratings or any other nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c) (2) (vi) (E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934. EGSI further requests that the Commission reserve jurisdiction over the issuance of any guarantee or other security at any time that one or more of the Investment Grade Ratings Criteria are not satisfied.

1.8 Use of Proceeds.

Except as otherwise more particularly provided above, the proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for EGSI's general corporate purposes, including (i) financing its capital expenditures, (ii) repaying, redeeming, refunding or purchasing any of its securities pursuant to Rule 42 and/or those issued on EGSI's behalf pursuant to Section 9(c)(1), and (iii) financing its working capital requirements.

Item 2. Fees, Commissions and Expenses.

The fees, commissions and expenses, including underwriting fees, arrangement fees and up-front fees, incurred or to be incurred in connection with the transactions proposed herein will not exceed 5% of the proceeds of such transactions in the case of First Mortgage Bonds, MTNs, Long-term Debt, Preferred Stock, Preference Stock, Equity Interests and/or Tax-exempt Bonds.

Item 3. Applicable Statutory Provisions.

3.1 General.

Sections 6(a) and 7 of the Holding Company Act are applicable to the issuance and sale of First Mortgage Bonds and MTNs (including Collateral Securities), Preferred Stock, Preference Stock, Equity Interests (including any Notes relating thereto) and Long-term Debt by EGSI, any Finance Subsidiary or any Special Purpose Subsidiary, as applicable. Sections 9(a)(1) and 10 of the Holding Company Act are also applicable to EGSI's acquisition of the equity securities of any Finance Subsidiary, Special Purpose Subsidiary and/or Partner Sub. Section 12(b) and Rule 45 are applicable to the issuance of any guarantee by EGSI and/or any Financing Subsidiary relating to the issuance of Equity Interests by any Financing Subsidiary and/or any Special Purpose Subsidiary. Section 12(c) and Rule 46 are applicable to the payment of dividends out of capital by any Financing Subsidiary or Special Purpose Subsidiary. Section 12(d) and Rule 44 are applicable to the disposition of the Facilities in connection with the issuance of Tax-exempt Bonds on behalf of EGSI, and Sections 9(a) and 10 are applicable to their reacquisition. Sections 6(a) and 7 are applicable to the execution of the Facilities Agreement entered into by EGSI in connection with the issuance of such Tax-exempt Bonds.

EGSI further requests any additional authority required under the Holding Company Act or Rules thereunder for the transactions described in this Application/Declaration.

3.2 Compliance with Rules 53 and 54.

The proposed transactions are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. EGSI hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied. Specifically, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b) exists (under which the provisions of Rule 53 would not be available).

With respect to the condition set forth in clause (1) of Rule 53(a), Entergy's "aggregate investment" in Exempt Projects (approximately $2.4 billion) is equal to approximately 56% of Entergy's "consolidated retained earnings" as of September 30, 2003 (approximately $4.3 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act).

Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order. However, even if Entergy was determined not to be in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect upon the Entergy System of the capitalization and earnings of EWGs and FUCOs in which Entergy has an ownership interest was considered, there would be no basis for the Commission to withhold or deny approval for the proposed transactions in this Application/Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy's public-utility customers, for the following reasons:

    As of September 30, 2003, Entergy's aggregate investment in Exempt Projects is equal to 14% of Entergy's total consolidated capitalization, 13% of consolidated net utility plant and 19% of the market value of Entergy's common stock. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.
    Entergy's consolidated retained earnings have grown by an average of 8% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through September 30, 2003).
    Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order.
    As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of September 30, 2003, Entergy's consolidated capitalization ratio was approximately 48.4% debt and approximately 51.6% equity, consisting of approximately 2% preferred stock and approximately 49.6% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.
    Each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of this Application/Declaration. In this regard, EGSI states the following: (a) the financing arrangements for the Exempt Projects are structured to insulate Entergy's operating companies from the direct effects of any losses in connection with the Exempt Projects; (b) as indicated above, debt ratios for Entergy's operating companies are consistent with industry averages for "BBB" rated utilities, and their earnings coverage are well above the coverage required by their mortgage bond indentures; and (c) the commitment of capital to the Exempt Projects will not harm Entergy's operating companies because they expect to fund their operation primarily from internal sources of cash and from sales of securities to third parties for at least the next three years.

Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy's investments in EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

Except to the extent otherwise authorized in the June 2000 Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

Item 4. Regulatory Approval.

No state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application/Declaration. Neither the Louisiana Public Service Commission, nor the Public Utility Commission of Texas, exercises jurisdiction over the transactions for which approval is sought herein.

Item 5. Procedure.

The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. EGSI requests that the Commission's order authorizing the proposed transactions be issued not later than December 1, 2003, as EGSI's current financing authority which this file would replace expires December 31, 2003, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. EGSI hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements.

A. Exhibits.

A-1 Restated Articles of Incorporation of Entergy Gulf States, Inc. dated as of November 17, 1999, as amended (filed as Exhibit 3(i)(d) to Form 10-K dated December 31, 1999).

A-2 By-Laws of Entergy Gulf States, Inc., as amended November 26, 1999, and as presently in effect (filed as Exhibit 3(ii)(d) to Form 10-K dated December 31, 1999).

A-3 Indenture of Mortgage, dated September 1, 1926, as amended by certain Supplemental Indentures (filed as the exhibits and in the file numbers indicated) B-a-I-1 in Registration No. 2-2449 (Mortgage); 7-A-9 in Registration No. 2-6893 (Seventh); B to Form 8-K dated September 1, 1959 (Eighteenth); B to Form 8-K dated February 1, 1966 (Twenty-second); B to Form 8-K dated March 1, 1967 (Twenty-third); C to Form 8-K dated March 1, 1968 (Twenty-fourth); B to Form 8-K dated November 1, 1968 (Twenty-fifth); B to form 8-K dated April 1, 1969 (Twenty-sixth); 2-A-8 in Registration No. 2-66612 (Thirty-eighth); 4-2 to Form 10-K for the year ended December 31, 1984 in 1-27031 (Forty-eighth); 4-2 to Form 10-K for the year ended December 31, 1988 in 1-27031 (Fifty-second); 4 to Form 10-K for the year ended December 31, 1991 in 1-27031 (Fifty-third); 4 to Form 8-K dated July 29, 1992 in 1-27031 (Fifth-fourth); 4 to Form 10-K dated December 31, 1992 in 1-27031 (Fifty-fifth) 4 to Form 10-Q for the quarter ended March 31, 1993 in 1-27031 (Fifty-sixth); 4-2 to Amendment No. 9 to Registration No. 2-76551 (Fifty-seventh); 4(b) to Form 10-Q for the quarter ended March 31, 1999 in 1-27031 (Fifty-eighth); A-2(a) to Rule 24 Certificate dated June 23, 2000 in 70-8721 (Fifty-ninth); A-2(a) to Rule 24 Certificate dated September 10, 2001 in 70-9751 (Sixtieth); A-2(b) to Rule 24 Certificate dated November 18, 2002 in 70-9751 (Sixty-first); A-2(c) to Rule 24 Certificate dated December 6, 2002 in 70-9751 (Sixty-second); A-2(d) to Rule 24 Certificate dated June 16, 2003 in 70-9751 (Sixty-third); A-2(e) to Rule 24 Certificate dated June 27, 2003 in 70-9751 (Sixty-fourth); A-2(f) to Rule 24 Certificate dated July 11, 2003 in 70-9751 (Sixty-fifth); and A-2(g) to Rule 24 Certificate dated July 28, 2003 in 70-9751 (Sixty-sixth)).

B None at this time.

C-1 Registration Statements Nos. 333-60957 and 33-49739 relating to First Mortgage Bonds (incorporated by reference to Registration Statements on Form S-3 in File Nos. 333-60957 and 33-49739, respectively).

D Inapplicable.

E Inapplicable.

F Opinion of Counsel.

*G Proposed Form of Federal Register Notice.

_____________

*Previously filed in this File No. 70-10158.

B. Financial Statements.
FS-1	Entergy Gulf States, Inc. Consolidated Statement of Income for the year ended December 31, 2002	See Annual Report of Entergy Gulf States, Inc. on Form 10-K for the year ended December 31, 2002 in File No. 1-27031
FS-2	Entergy Gulf States, Inc. Consolidated Balance Sheet as of December 31, 2002	See Annual Report of Entergy Gulf States, Inc. on Form 10-K for the year ended December 31, 2002 in File No. 1-27031
FS-3	Entergy Gulf States, Inc. Consolidated Statement of Income for the three month period ended September 310, 2003	See Quarterly Report of Entergy Gulf States, Inc. on Form 10-Q for the quarter ended September 30, 2003 in File No. 1-27031
FS-4	Entergy Gulf States, Inc. Consolidated Balance Sheet as of September 30, 2003	See Quarterly Report of Entergy Gulf States, Inc. on Form 10-Q for the quarter ended September 30, 2003 in File No. 1-27031

Item 7. Information as to Environmental Effects.

None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of EGSI that will have an impact on the environment. EGSI is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Entergy Gulf States, Inc.

By: /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and Treasurer

Date: December 17, 2003

___________________________________

  The terms of the Fifty-seventh Supplemental Indenture dated as of August 1, 1993, provide for a series of First Mortgage Bonds entitled "First Mortgage Bonds, Medium Term Note Series" (the "MTN Series"). The MTNs will be issued as a sub-series of the MTN Series.
  The authority requested in this Item 1.6 (including certain commitments contained in this Item 1.6 and elsewhere in this Application or Declaration) is substantially the same as the Commission has granted to other registered holding companies. See e.g., American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002); Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002).
  Total capitalization includes common equity, long-term debt, short-term debt, preferred stock and any other preferred securities.